U.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


VF 2-6-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2002____ AND ENDING___12/31/2002·___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corp,

                                         OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                        FIRM I.D. NO.

6020 EAST FULTON STREET

                               (No. and Street)

RECD S.E.C.

FEB 0 3 2003

ADA,   MICHIGAN   49 01
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. GORZ   (800)530-9872
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

                      (Name – if individual, state last, first, middle name)

5136 CASCADE ROAD SE, STE 2A,   GRAND RAPIDS, MICHIGAN   49546
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 0 6 2003
	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2002 and 2001

OATH OR AFFIRMATION

I, ___RICHARD A. GORZ_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___USA FINANCIAL SECURITIES CORPORATION_____ , as of ___DECEMBER 31_____, 20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

_____

                                                               Signature

                       VICE CHAIRMAN
                              Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED

DECEMBER 31, 2002 AND 2001



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Alan K. Himebaugh CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Dale R. Manske CPA
Sue E. Folkringa CPA MBA
Sherah E. Richard CPA
Ronen Shefer CPA
Keith A. DeJonge CPA
Lyle B. VanKlompenberg CPA
Jennifer A. Hashley CPA
Ben H. Bishop CPA

INDEPENDENT AUDITOR'S REPORT

January 17, 2003

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statement of financial condition of USA Financial Securities Corporation as of December 31, 2002 and 2001, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / Fax: 616-575-3481 / www.ehtc.com
Members: American Institute of Certified Public Accountants • Michigan Association of Certified Public Accountants • Financial Consulting Group, L.C. • International Consulting Network • Results Accountants' Network

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

	December 31,	
ASSETS	2002	2001
CURRENT ASSETS:		
Cash	$ 47,485	$ 101,391
Receivables:		
Commissions	70,491	27,251
Representatives	21,505	-
Other	8,361	-
Prepaid expenses	31,971	16,434
Computer hardware, at cost, less accumulated depreciation and amortization of $3,500 and $1,837, respectively	5,611	3,193
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	21,596	-
CRD Daily account	188	2,289
TOTAL ASSETS	$ 232,208	$ 175,558

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable:		
Representatives	$ 63,053	$ 78,149
Trade	22,568	15,081
Withdrawals against future earnings - Pershing	-	5,569
Accrued single business tax	1,164	-
Deposits - representatives	23,389	-
Total Liabilities	110,174	98,799
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	80,000	80,000
Retained earnings (deficiency)	(157,966)	(203,241)
Total Stockholders' Equity	122,034	76,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 232,208	$ 175,558

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

| | For years ended December 31, | | | |
	2002		2001	
REVENUES:				
Securities	$ 3,208,596	96.65 %	$ 1,502,714	98.35 %
Representative fees	51,356	1.55	2,940	0.19
Clearing firm commissions	46,666	1.41	15,588	1.02
Handling fees	10,516	0.32	4,888	0.32
Interest	1,798	0.05	1,786	0.12
Other income	739	0.02	73	-
	3,319,671	100.00	1,527,989	100.00
EXPENSES:				
Commissions	2,939,314	88.54	1,369,874	89.65
Leased employees	169,924	5.12	130,322	8.53
Rent:				
Building	25,740	0.78	10,534	0.69
Software	12,000	0.36	11,283	0.74
Equipment	2,651	0.08	962	0.06
Insurance	27,391	0.83	23,713	1.55
Licenses and permits	22,608	0.68	13,899	0.91
Postage and delivery	13,979	0.42	7,452	0.49
Professional fees	12,112	0.36	14,935	0.98
Clearing and ticket charges	9,426	0.28	10,954	0.72
Continuing education	7,860	0.24	4,190	0.27
Telephone	7,219	0.22	5,373	0.35
Office supplies	3,876	0.12	2,995	0.20
Computer expenses	3,863	0.12	979	0.06
Repairs and maintenance	1,902	0.06	3,453	0.23
Printing and reproduction	1,883	0.06	1,730	0.11
Dues and subscriptions	1,882	0.06	348	0.02
Depreciation	1,663	0.05	1,006	0.07
Employee awards and gifts	1,510	0.05	250	0.02
Credit card handling charges	1,443	0.04	-	-
Conventions and conferences	1,183	0.04	1,514	0.10
Single business tax	1,164	0.04	-	-
Professional development	1,149	0.03	-	-
Bank service charge	945	0.03	737	0.05
Advertising	711	0.02	340	0.02
Meals and entertainment	523	0.02	901	0.06
Miscellaneous	414	0.01	493	0.03
Interest	61	-	63	-
	3,274,396	98.66	1,618,300	105.91
NET INCOME (LOSS)	$ 45,275	1.34 %	$ (90,311)	(5.91) %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-in Capital	Retained Earnings (Deficiency)	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2000	11,400	$ 190,000	$ -	$ (112,930)	$ 77,070
Issuance of common stock	600	10,000	-	-	10,000
Contributions of paid-in capital	-	-	80,000	-	80,000
Net income (loss)	-	-	-	(90,311)	(90,311)
Balance at December 31, 2001	12,000	200,000	80,000	(203,241)	76,759
Net income (loss)	-	-	-	45,275	45,275
Balance at December 31, 2002	12,000	$ 200,000	$ 80,000	$ (157,966)	$ 122,034

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

	For years ended December 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 45,275	$ (90,311)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense	1,663	1,006
(Increase) decrease in:		
Receivables	(73,106)	(9,587)
Prepaid expenses	(15,537)	(10,751)
Operational accounts	(21,596)	5,318
CRD Daily account	2,101	(81)
Increase (decrease) in:		
Accounts payable	(7,609)	67,212
Withdrawals against future earnings - Pershing	(5,569)	5,569
Accrued single business tax	1,164	-
Deposits - representatives	23,389	-
NET CASH USED BY OPERATING ACTIVITIES	(49,825)	(31,625)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(4,081)	-
NET CASH USED BY INVESTING ACTIVITIES	(4,081)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from paid-in capital	-	80,000
Proceeds from issuance of stock	-	10,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	90,000
INCREASE (DECREASE) IN CASH	(53,906)	58,375
CASH, Beginning of Year	101,391	43,016
CASH, End of Year	$ 47,485	$ 101,391

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Operating Activities Include Cash Payments For:

Interest	$ 61	$ 63

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

ORGANIZATION AND NATURE OF BUSINESS

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2002 and 2001.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $36,581 as of December 31, 2002, were uninsured and uncollateralized.

ADVERTISING COSTS

Advertising expense charged to operations totaled $711 and $340 for the years ended December 31, 2002 and 2001, respectively.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the company had net capital of $54,398, which was $47,054 in excess of the required net capital of $7,344. The Company's net capital ratio was 2.03 to 1. At December 31, 2001, the Company had net capital of $54,843, which was $48,257 in excess of the required net capital of $6,586. The Company's net capital ratio was 1.80 to 1.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONCENTRATION RISK

One representative, who is also a shareholder, of the Company generated $1,294,098 and $666,725 in revenue during the years ended December 31, 2002 and 2001, respectively. Of this revenue generated, $1,181,743 and $623,913 was expensed as commissions expense to this representative in the years ended December 31, 2002 and 2001, respectively. Of this amount, $15,872 and $51,836 is payable to this representative in commissions at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, amounts receivable on sales produced by that representative, included in commissions receivable, totaled $18,672 and $11,281, respectively.

RELATED PARTY TRANSACTIONS

The Company rents office space and leases employees from a related limited liability company, Get2W, LLC. Monthly payments of $1,650 were paid on a month-to-month basis for office space beginning September 2001. Beginning April 2001, the monthly payments increased to $2,310. A total of $25,740 and $6,600 was charged to expense under this agreement during the years ended December 31, 2002 and 2001, respectively.

The Company rented office space from a related S corporation, USA Financial Marketing Systems, Inc. through August 2001. Monthly payments ranging from $500 to $717 were paid on a month-to-month basis for office space. A total of $0 and $3,934 was charged to expense under this agreement during the years ended December 31, 2002 and 2001, respectively.

Payments are made on a monthly basis to the related S corporation for leased employees. The total charged to expenses for these employees totaled $169,924 and $130,322 for the years ended December 31, 2002 and 2001, respectively. The unpaid portion of these expenses included in accounts payable at year end is $13,720 and $10,722 at December 31, 2002 and 2001, respectively.

Additionally, the Company reimbursed the related S corporation on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The unpaid portion of these expenses included in accounts payable at year end is $6,348 and $2,359 at December 31, 2002 and 2001, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Systems, Inc. These related representatives generated $1,307,708 and $713,078 in revenue during the years ended December 31, 2002 and 2001, respectively. Of this revenue, the amount uncollected and included in commissions receivable at December 31, 2002 and 2001 totaled $23,240 and $14,845, respectively.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

RELATED PARTY TRANSACTIONS (CONTINUED)

A portion of the revenue generated was paid to these representatives and expensed as commissions expense. In addition to the payment to the representative generating the revenue, an additional management fee is also paid to a related representative.

Commissions expense paid to related parties is summarized as follows:

| | For year ended December 31, | |
	2002	2001
Related representative generating revenue	$ 1,191,170	$ 651,461
Management fee	189,419	104,644
Total commissions expense paid to related parties	$ 1,380,589	$ 756,105

Of the total charged to commissions expense, $19,957 and $59,961 is payable to these representatives at December 31, 2002 and 2001, respectively. (See note entitled "CONCENTRATION RISK".)

RECLASSIFICATION

Certain amounts in the financial statements for the year ended December 31, 2001 have been reclassified, with no effect on net income, to be consistent with the classification adopted for the year ended December 31, 2002.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

NET CAPITAL:

Total stockholders' equity		$ 122,034
Total capital		122,034
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	31,971	
Receivables - representatives	21,505	
Receivables - other	8,361	
Computer hardware	5,611	
CRD Daily account	188	67,636

TOTAL NET CAPITAL $ 54,398

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:

Accounts payable	$ 85,621
Accrued single business tax	1,164
Deposits - representatives	23,389

TOTAL AGGREGATE INDEBTEDNESS $ 110,174

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 7,344
Excess net capital at 1,500 percent	$ 47,054
Excess net capital at 1,000 percent	$ 43,381
Ratio: Aggregate indebtedness to net capital	2.03 to 1

Note: This computation of Net Capital under Rule 15c3-1 agrees to the Focus Report, Part IIA Quarterly 17a-5(a) for the quarter ended December 31, 2002.



Dennis M. Echelbarger CPA
Alan K. Himebaugh CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Dale R. Manske CPA
Sue E. Folkringa CPA MBA
Sherah E. Richard CPA
Ronen Shefer CPA
Keith A. DeJonge CPA
Lyle B. VanKlompenberg CPA
Jennifer A. Hashley CPA
Ben H. Bishop CPA

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

SCHEDULE II
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

January 17, 2003

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements of USA Financial Securities Corporation (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / Fax: 616-575-3481 / www.ehtc.com
Members: American Institute of Certified Public Accountants • Michigan Association of Certified Public Accountants • Financial Consulting Group, L.C. • International Consulting Network • Results Accountants' Network

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.